SEC[illegible]N

09041872

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 6 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 026807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paulson Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 SW Naito Parkway, Suite 200
(No. and Street)

Portland	**Oregon**	**97204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Johannes — (503) 243-6080
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Trent Davis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Paulson Investment Company, Inc.** as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
BECKY K SCHLUNTZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 395834
MY COMMISSION EXPIRES SEPT. 29, 2009

Signature

President
Title

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 9

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Paulson Investment Company, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	120,678
Trading and investment securities, at fair value		6,611,097
Underwriter warrants, at fair value		1,675,000
Receivable from correspondent broker-dealer		7,469,811
Income taxes receivable		6,502,460
Deferred income tax asset		1,410,000
Receivables from and advances to noncustomers		691,492
Other assets		828,671
Total assets	$	25,309,209
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,173,283
Payable to correspondent broker-dealer		2,490,074
Underwriter warrants--employee and independent contractor, at fair value		124,000
Deferred revenue		375,000
Current income taxes payable to parent		215,114
Long term taxes payable to parent		315,000
Total liabilities		4,692,471
Commitments and Contingent Liabilities		-
Stockholder's Equity		
Preferred stock, no par value; authorized 500,000 shares; no shares issued and outstanding		-
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 400,100 shares		2,064,539
Receivable from parent		(9,994,365)
Retained earnings		28,546,564
Total stockholder's equity		20,616,738
Total liabilities and stockholder's equity	$	25,309,209

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Paulson Investment Company, Inc. is a wholly-owned subsidiary of Paulson Capital Corp. Paulson Investment Company, Inc., is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). We provide broker-dealer services in securities on both an agency and a principal basis to our customers who are introduced to RBC Correspondent Services, a division of RBC Capital Markets Corporation (formerly RBC Dain Correspondent Services) (RBC CS), our clearing organization, on a fully-disclosed basis. We also act as lead or participating selling group member for securities offerings. We conduct business throughout the United States.

We operate under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, are exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that we clear all transactions on behalf of our customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies:

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates regarding the fair value of underwriter warrants, not readily marketable securities and legal reserves are significant estimates and these estimates could change in the near term. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related revenue are recorded on a trade date basis. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Tax deferred revenue is recognized at the time individual tax deferred units are sold. Revenue from the receipt of underwriter warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using the Black-Scholes option-pricing model taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant.

Income taxes: Our taxable income or loss is included in the consolidated federal income tax returns of Paulson Capital Corp. Paulson Capital Corp. allocates income tax expense or benefit to Paulson Investment Company, Inc. based upon its contribution to taxable income or loss as if Paulson Investment Company, Inc., were filing a separate return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

Note 1. Nature of Business and Significant Accounting Policies (continued)

We follow the guidance of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 applies to all tax positions accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." We adopted the provisions of FIN 48 on January 1, 2007. In accordance with paragraph 19, we elected to treat interest and penalties accrued on unrecognized tax benefits as tax expense within our financial statements. Upon adoption, we adjusted our financial statements to reflect those tax positions that are more-likely-than-not to be sustained as of the adoption date.

Advertising and promotion: Advertising costs are charged to expense when incurred.

Note 2. Receivable from and Payable to Correspondent Broker-Dealer

We introduce all customer transactions in securities traded on U.S. securities markets to RBC CS on a fully-disclosed basis. The agreement with our clearing broker provides that we are obligated to assume any exposure related to nonperformance by customers or counterparties. We monitor clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations. In the event of nonperformance, we may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. We have not experienced in the past, and we do not anticipate experiencing in the future, significant nonperformance by our customers and counterparties.

At December 31, 2008, the receivable from RBC CS was comprised of $427,194 in commissions receivable and $7,042,617 in deposits to facilitate principal trading activity.

At December 31, 2008, the payable to RBC CS was comprised entirely of amounts used to finance principal trading activity.

Note 3. Receivables from and Advances to Noncustomers

Receivables from and advances to noncustomers consist of the following:

Officers	$	68,250
Employees		42,861
Independent brokers		71,918
Other		508,463
	$	691,492

Employee and independent broker receivables relate principally to advances and expenses in excess of commission earnings and investment losses charged to our employees and registered representatives. Other receivables are primarily related to advances to underwriting clients, as well as to commissions receivable and amounts receivable from insurance companies as reimbursement for insured losses.

Note 4. Fair Value Measurements

Effective January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157), for our financial assets and liabilities. The adoption of this portion of SFAS No. 157 did not have any effect on our financial position or results of operations and we do not expect the adoption of the provisions of SFAS No. 157 related to non-financial assets and liabilities to have an effect on our financial position or results of operations.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The fair value of our trading and our marketable investment securities is determined based on quoted market prices. Securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to us. The fair value of not readily marketable securities is estimated by management using available information including the following: quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security, if recently purchased, adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer.

Underwriter warrants are received as part of our compensation for serving as underwriters in securities offerings. The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a restriction period of six months to one-year in which we cannot exercise the warrants.

Note 4. Fair Value Measurements (Continued)

We estimate the value of our underwriter warrants using the Black-Scholes Option Pricing Model. The Black-Scholes model requires us to use five inputs including: price, risk free rate, exercise price, time remaining on the warrant and price volatility. After stock price, the most influential factor in this model is price volatility, which we calculate for each company's warrants based on each company's own historical closing stock prices as well as an index of historical prices for comparable companies. When we initially receive a new underwriter warrant from an initial public offering, its calculated volatility factor is entirely based on the volatility of an index of comparable companies, since there is no price history for a new publicly traded company. As each underwriter warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. We cannot assure you that we will ultimately be able to exercise any of our warrants in a way that will realize the value that we attribute to them in our financial statements based on this model.

When a new warrant is received, its estimated value is included in revenue from underwriting and selling groups on the date on which it is earned. Subsequently, any change in estimated value is recorded as revenue or loss from trading and investment securities. The unrealized appreciation (depreciation) in the estimated fair value of underwriter warrants is reflected currently in earnings as a component of income (loss) from trading and investment securities. When a warrant is exercised, the book value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. The gain recognized from the exercise of underwriter warrants and the sale of the related stock is reflected currently in earnings as a component of income (loss) from trading and investment securities. If a warrant expires unexercised, the book value is adjusted to zero and the decrease is recorded as a loss in the relevant period as a component of income (loss) from trading and investment securities. In addition, we have recorded a liability related to underwriter warrants that were previously held by certain employees. We are obligated to pay a bonus to these employees equal to the gain recognized by us when the warrants are exercised and the related stock is sold.

Following are the disclosures related to our financial assets and liabilities as of December 31, 2008, pursuant to SFAS No. 157:

	Fair Value	Input Level
Trading and investment securities, marketable		
Corporate equities	$ 3,716,800	Level 1
Corporate warrants	618,047	Level 1
Trading and investment securities, not readily marketable		
Corporate equities	2,276,250	Level 3
Underwriter warrants	1,675,000	Level 3
Underwriter warrants – employee and independent contractor	(124,000)	Level 3

Note 5. Income Taxes

The deferred income tax asset (liability) at December 31, 2008, consisted of the following:

Accrued expenses	$	19,797
Deferred revenue		140,156
State net operating loss carryforwards and credits		226,691
State net capital loss carryforwards		212,019
Unrealized loss on securities		1,667,218
Charitable contribution carryforwards and other		20,663
		2,286,544
Valuation allowance		(724,011)
		1,562,533
Prepaid expense		(152,533)
	$	1,410,000

State net operating loss carryforwards of approximately $5,300,000 at December 31, 2008, expire from 2009 through 2028. Our unrecognized tax benefits at December 31, 2008, consisted of the following:

Following is a rollforward of our unrecognized tax benefits:

Balance at January 1, 2008	$	272,000
Additions for tax positions taken in prior years		-
Reductions for tax positions taken in prior years		-
Additions for tax positions taken in the current year		-
Settlements		-
Balance at December 31, 2008	$	272,000

All of our unrecognized tax benefits would have an impact on the effective tax rate if recognized. Interest and penalties accrued on unrecognized tax benefits is $43,000 at December 31, 2008. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The tax years which remain open to examination In the United States, our only major taxing jurisdiction, are 2005 through 2008.

Note 6. Employee Benefit Plans

Retirement benefits for our employees who have completed certain service requirements are provided by a defined contribution profit-sharing plan. Plan contributions are determined by the Board of Directors.

Note 7. Related Party Transactions

The Company also advances funds to Paulson Capital Corp. in the normal course of business to pay for the operations of Paulson Capital Corp. The receivable from parent on the balance sheet is the accumulation of these transactions. The amount is not considered collectable and is included as a reduction of Stockholder's Equity.

Note 8. Commitments and Contingencies

Leases

We lease office space under the terms of various non-cancellable operating leases. The future minimum payments for each of the next five years and thereafter required for leases were as follows:

Years ending December 31:		
2009	$	581,671
2010		556,111
2011		88,351
	$	1,226,133

Securities sold, not yet purchased

As a securities broker-dealer, we are engaged in various securities trading and brokerage activities as principal. In the normal course of business, we sometimes sell securities that we do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on our balance sheet at the market value of the related securities and will result in a trading loss on the securities if the market price increases and a trading gain if the market price decreases between the balance sheet date and the purchase date.

Legal

We are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions and regulatory matters. Some of these claims seek substantial compensatory, punitive or indeterminate damages. We are also involved in other reviews, investigations and proceedings by governmental and self-regulatory agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Because litigation is inherently unpredictable, particularly in cases where claimants seek substantial or indeterminate damages or when investigations and proceedings are in the early stages, we cannot predict with certainty the losses or range of losses related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. Consequently, we cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on our Statements of Operations, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, and, depending on the outcome and timing of any particular matter, may be material to the operating results for any period depending on the operating results for that period. We have provided loss allowances for such matters in accordance with SFAS No. 5, "Accounting for Contingencies." The ultimate resolution may differ materially from the amounts provided. For the year ended December 31, 2008, the recording of legal losses did not have a material impact on our results of operations.

Underwriter Commitments

In the normal course of business, we enter into underwriting commitments. Settlement of the transactions relating to such underwriting commitments, which were open at December 31, 2008, had no material effect on our financial statements.

Note 9. Net Capital Requirement

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, we had net capital of $5,132,605, which was $5,019,045 in excess of our required net capital of $113,560. Our net capital ratio was 0.33 to 1 at December 31, 2008.

Note 10. Concentration of Risk

Our trading and investment securities include investments in the common stock of the following companies, which represent more than 10% of trading and investment securities at December 31, 2008:

Company		Investment Amount	Percentage of Total
The Quantum Group, Inc.	$	760,974	11.51 %
Ascent Solar Technologies, Inc.		1,766,452	26.72 %
Shiftwise, Inc.		1,300,000	19.66 %
	$	3,827,426	57.89 %

Note 11. New Accounting Pronouncements

SFAS No. 162

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 4311, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We believe that our accounting principles and practices are consistent with the guidance in SFAS No. 162, and, accordingly, we do not expect the adoption of SFAS No. 162 to have a material effect on our financial position.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," which requires certain disclosures related to derivative instruments. SFAS No. 161 is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. We do not have any derivative instruments that fall under the guidance of SFAS No. 161 and, accordingly, the adoption of SFAS No. 161 will not have any effect on our financial position.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of the provisions of SFAS No. 159 effective January 1, 2008, did not have any effect on our financial position.